

July 6, 2011

Via E-mail
Bernard L. Brodkorb
President and Chief Executive Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, Minnesota 55113

> **Re:** **ISA Internationale Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have reviewed your response letter dated June 24, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

1(j) Financial Instruments

1. We note your response to comment two of our letter dated June 7, 2011 regarding the reclassification of finance receivables of $268,389 from a Level 3 classification to a

Level 2 fair value hierarchy classification as of September 30, 2010, and subsequent reporting periods. Your explanation of how you determine fair value relies heavily on your internal assumptions of collectability. The use of forecasted estimated collection values represents the use of unobservable inputs. It appears your finance receivables represent assets being valued using Level 3 inputs which are defined by FASB ASC 820-10-35-53 as unobservable inputs reflecting primarily the company's own internal assumptions as opposed to observable external assumptions that market participants would use to price your finance receivables. Please revise your disclosure to reclassify your finance receivables back to a Level 3 fair value classification to comply with the requirements of FASB ASC 820-10-35-53 and reflect this reclassification in your amended filings. Please also comply with the disclosure requirements of ASC 820-10-50-1 and 50-2 in future filings.

Item 9A. Controls and Procedures

2. We note your response to comment three of our letter dated June 7, 2011. Your proposed disclosures present two different conclusions in management's annual report regarding the effectiveness of your internal control over financial reporting. In the second paragraph, you present a "not effective" conclusion as of September 30, 2010 based on material weaknesses that were discovered and the error corrections that required you to restate your financial statements. However, in the last paragraph you state as a result of a reevaluation management has concluded that controls "are effective" as of the filing of your Form 10-K/A report. Item 308 (a) (3) of Regulation S-K requires an assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. Please revise your conclusion to "not effective" in the amended Form 10-K for the fiscal year ended September 30, 2010 and file the report with currently dated certifications as soon as possible.

Form 10-Q, for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 23

Management's Conclusion Regarding the Effectiveness of Disclosure Control and Procedures, page 23

3. We note your response to comment four of our letter dated June 7, 2011 regarding the reason management concluded that disclosure controls and procedures were effective as of March 31, 2011. We continue to be unable to understand your basis for "an effective" conclusion given the errors discovered in your financial statements were not reported on Form 8-K until April 1, 2011. It does not appear there had been sufficient time for management to implement the new procedures nor sufficient time to monitor the new procedures to ensure their effectiveness as of March 31, 2011. Please revise your conclusion to "not effective" and file as soon as possible the amended Form 10-Q for the quarter ended March 31, 2011 with currently dated certifications.

4. We note your proposed revised disclosure and response to comment five of our letter dated June 7, 2011 regarding the need to remove the partial definition of disclosure controls and procedures. Your proposed revision does not fully address our prior comment five and we are reissuing the relevant portion that comment. We note your inclusion of a partial definition as follows: "information is recorded, processed, summarized and reported by the Company on a timely basis in order to comply……there under." Please delete that portion of your disclosure in Form 10-Q you filed on May 23, 2011. As previously stated, no definition is required, but if you include a definition of disclosure controls and procedures you must include the entire definition. Please include your revised disclosure in the amended Form 10-Q you intend to file for the fiscal quarter ended March 31, 2011 along with currently dated certifications.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief